Exhibit 99.1

ICON Reports Third Quarter 2020 Results

Highlights

  Record net business wins in the quarter of $990 million; a book to bill of 1.41.
  Record closing backlog of $9.4 billion, an increase of 11.8% year on year.
  Quarter 3 reported revenue of $701.7 million representing a year on year decrease of 1.2% and 13.1% increase on Quarter 2 2020.
  Adjusted earnings per share attributable to the Group for the quarter of $1.72, compared to $1.74 in Quarter 3 2019. Year to date earnings per share* attributable to the group of $4.63, compared to $5.06 for the equivalent prior year period.
  Strong balance sheet and liquidity position remains, exceptional cash generation delivers net cash position of $360 million. Days sales outstanding reduced to 45 days from 56 days at September 30, 2019.
  Successful refinance of the existing private placement $350 million senior notes on a delayed drawdown basis.
  Raising full year 2020 revenue guidance to a range of $2,750 - $2,810 million. Full Year 2020 earnings per share guidance in the range of $6.35 - $6.50.

*before non-recurring charges.

DUBLIN--(BUSINESS WIRE)--October 21, 2020--ICONplc (NASDAQ: ICLR), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today reported its financial results for the third quarter ended September 30, 2020.

CEO Dr. Steve Cutler commented, “Driven by positive market demand in conjunction with our ability to win COVID-19 related opportunities we delivered a new record $990 million of net business wins during quarter three. This represented a quarterly book to bill of 1.41 and resulted in our backlog growing to $9.4 billion, an increase of 12% year over year. Our financial position remains robust with a strong balance sheet supplemented further by solid quarterly cash collections helping to improve days sales outstanding to 45 days.

We remain well placed to face the challenges of COVID-19 and take advantage of opportunities into the future. We are therefore increasing our 2020 revenue guidance from a range of $2,650 million - $2,750 million to $2,750 million - $2,810 million and narrowing our earnings guidance from a range of $6.00 - $6.50 to a range of $6.35 - $6.50.”

Third Quarter 2020 Results

Gross business wins in the third quarter were $1.2 billion and cancellations were $190 million. This resulted in net business wins of $990 million and a book to bill of 1.41.

Reported revenue for Quarter 3 was $701.7 million. This represents a year on year decrease of 1.2% or 1.9% on a constant currency basis.

Reported income from operations in the quarter was $108.4 million or 15.4% of revenue compared to $110.0 million or 15.5% of revenue for Quarter 3 2019.

Reported net income attributable to the Group for the quarter was $91.6 million or 13.1% of revenue compared with $94.8 million or 13.3% of revenue in Quarter 3 2019.

Adjusted earnings per share attributable to the Group on a diluted basis was $1.72, compared to $1.74 per share for Quarter 3 2019. GAAP earnings per share attributable to the Group on a diluted basis was $1.72, compared to $1.72 per share for Quarter 3 2019.

On a comparative basis, non-GAAP days sales outstanding were 45 days at September 30, 2020, compared with 53 days at the end of June 2020 and 56 Days at the end of September 2019.

Cash generated from operating activities for the quarter was $112.0 million and capital expenditure was $6.9 million. As a result, at September 30, 2020, the Group had net cash of $359.8 million, compared to net cash of $244.0 million at June 30, 2020 and net cash of $121.7 million at the end of September 2019.

During the quarter the company completed the successful refinance of the existing private placement of $350 million senior notes maturing on December 15, 2020. The transaction has been successfully priced over three and five year tenors at a blended rate of 2.41% compared to the current private placement blended rate of 3.37%. The drawdown of funds will coincide with the maturity of the senior notes in December 2020.

Year to date 2020 Results

Gross business wins year to date were $3.3 billion and cancellations were $520 million. This resulted in net business wins of $2.8 billion and a book to bill of 1.36.

Year to date reported revenue was $2,037 million. This represents a year on year decrease of 2.1% or 2.0% on a constant currency basis.

Reported income from operations* year to date was $289.7 million or 14.2% of revenue compared to $318.1 million or 15.3% of revenue for the equivalent prior year period.

Reported net income* attributable to the Group year to date was $246.9 million or 12.1% of revenue compared with $275.0 million or 13.2% of revenue for the equivalent prior year period.

Adjusted earnings per share* attributable to the Group on a diluted basis was $4.63, compared to $5.06 per share for the equivalent prior year period.

During the year the company recorded a charge of $18.1 million in relation to restructuring costs. US GAAP income from operations year to date amounted to $271.6 million or 13.3% of revenue. US GAAP net income attributable to the Group year to date was $231.1 million or $4.25 per diluted share, compared to $5.03 per share for the equivalent prior year period.

*before non-recurring charges.

COVID-19 Update

ICON continues to closely monitor and assess the evolving pandemic situation. The welfare and safety of ICON’s employees, customers and patients remains the Company’s highest priority. ICON is taking guidance from global health authorities, such as World Health Organisation (WHO) and Centers for Disease Control and Prevention (CDC), as well as regional health authorities and governments to ensure that ICON protects the safety and welfare of employees and abides by government directives in various jurisdictions.

COVID-19 continues to affect our global business. However, the impact has reduced in recent months as sites reopened and patient recruitment gradually improved. Where on-site monitoring is not possible we continue to use alternative approaches including remote and risk based monitoring and ‘at home’ services delivered through our Symphony Clinical Research group.

Since February, ICON has mobilised its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimise infection. The company is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing non-GAAP net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on May 23, 2019. ICON exercised its call on the outstanding shares in MeDiNova and derecognized the non-controlling interest effective from March 2020.

The Company entered into an agreement with a third party to jointly establish Oncacare. Oncacare will operate a specialized oncology site network in the US and EMEA regions. The Company holds a 49% interest in the voting share capital of Oncacare. The Company’s investment in Oncacare is accounted for under the equity method and records its pro rata share of the earnings/losses of this investment in Share of equity method investments in the Condensed Consolidated Statement of Operations.

ICON will hold its third quarter conference call tomorrow, October 22nd, 2020 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,250 employees in 94 locations in 40 countries as at September 30, 2020. Further information is available at www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.

ICON plc
Condensed Consolidated Statements of Operations
(Non-GAAP)
Three and Nine Months ended September 30, 2020 and September 30, 2019
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30, 2020	30, 2019	30, 2020	30, 2019
Revenue	701,729	710,441	2,037,059	2,080,430

Costs and expenses:
Direct costs	(493,410)	(499,791)	(1,444,536)	(1,465,944)
Selling, general and administrative expense	(83,117)	(85,449)	(253,812)	(250,564)
Depreciation and amortization	(16,801)	(15,157)	(48,981)	(45,842)

Total costs and expenses	(593,328)	(600,397)	(1,747,329)	(1,762,350)

Income from operations	108,401	110,044	289,730	318,080

Net interest expense	(2,971)	(1,541)	(7,122)	(4,569)

Income before provision for income taxes	105,430	108,503	282,608	313,511

Provision for income taxes	(13,706)	(13,020)	(34,967)	(37,516)

Income before share of earnings from equity method investments	91,724	95,483	247,641	275,995

Share of equity method investments	(83)	-	(83)	-

Net income	91,641	95,483	247,558	275,995

Net income attributable to non-controlling interest	-	(658)	(633)	(1,016)

Net income attributable to the Group	91,641	94,825	246,925	274,979

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$1.74	$1.76	$4.67	$5.10

Adjusted diluted (non-GAAP)	$1.72	$1.74	$4.63	$5.06

Weighted average number of Ordinary Shares outstanding:

Basic	52,737,299	54,004,963	52,885,252	53,935,939

Diluted	53,194,327	54,550,672	53,283,680	54,386,066

ICON plc
Condensed Consolidated Statements of Operations
(US GAAP)
Three and Nine Months ended September 30, 2020 and September 30, 2019
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30, 2020	30, 2019	30, 2020	30, 2019
Revenue	701,729	710,441	2,037,059	2,080,430

Costs and expenses:
Direct costs	(493,410)	(499,791)	(1,444,536)	(1,465,944)
Selling, general and administrative expense	(83,117)	(85,449)	(253,812)	(250,564)
Depreciation and amortization	(16,801)	(15,157)	(48,981)	(45,842)
Restructuring costs	-	-	(18,089)	-

Total costs and expenses	(593,328)	(600,397)	(1,765,418)	(1,762,350)

Income from operations	108,401	110,044	271,641	318,080

Net interest expense	(2,971)	(1,541)	(7,122)	(4,569)

Income before provision for income taxes	105,430	108,503	264,519	313,511

Provision for income taxes	(13,706)	(13,020)	(32,706)	(37,516)

Income before share of earnings from equity method investments	91,724	95,483	231,813	275,995

Share of equity method investments	(83)	-	(83)	-

Net income	91,641	95,483	231,730	275,995

Net income attributable to non-controlling interest	-	(658)	(633)	(1,016)

Net income attributable to the Group	91,641	94,825	231,097	274,979

Net income per Ordinary Share attributable to the Group:

Basic	$1.74	$1.73	$4.28	$5.08

Diluted	$1.72	$1.72	$4.25	$5.03

Weighted average number of Ordinary Shares outstanding:

Basic	52,737,299	54,004,963	52,885,252	53,935,939

Diluted	53,194,327	54,550,672	53,283,680	54,386,066

ICON plc
Summary Consolidated Balance Sheet Data
September 30, 2020 and June 30, 2020
(Dollars, in thousands)

	September 30,	June 30,
	2020	2020
	(Unaudited)	(Unaudited)

Cash and short-term investments	709,724	593,828
Debt	(349,923)	(349,828)
Net cash/(debt)	359,801	244,000

Net Accounts Receivable	500,109	490,200

Working Capital	528,001	408,405

Total Assets	3,065,298	2,858,720

Shareholder's Equity	1,711,116	1,578,483

ICON/ICLR-F

Contacts

ICON plc
Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com